

Mail Stop 3030

March 5, 2018

Via E-mail
George Henschke
Interim Chief Financial Officer
KT High-Tech Marketing, Inc.
14440 Big Basin Way #12
Saratoga, CA 95070

      Re: **KT High-Tech Marketing, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 30, 2017
             File No. 000-55564

Dear Mr. Henschke:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Kevin J. Kuhar

                Kevin J. Kuhar
                Accounting Branch Chief
                Office of Electronics and Machinery